Exhibit 99.1

MEDIA ADVISORY For immediate distribution

BRP TO INTRODUCE ITS NEW 5 YEAR-PLAN AND TO HOLD A MANAGEMENT

PRESENTATION AT ITS 2019 INVESTOR AND ANALYST DAY IN FLORIDA

Valcourt, Quebec, October 17, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) will host a webcast from Florida on Tuesday, October 29, 2019 at 8:00 a.m. (ET). José Boisjoli, President and Chief Executive Officer, Sébastien Martel, Chief Financial Officer and other members of the management committee will discuss the business and BRP’s five year-plan, and address questions from analysts and investors in the room.

Interested participants may access the conference call on a listen-only basis:

Date and time	Tuesday, October 29 at 8:00 a.m. ET

Webcast	Access the webcast: http://bit.ly/2MV0zuP

Access to the presentation will be available at http://bit.ly/32U45LB on October 29.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou and Telwater boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and clothing to fully enhance the riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of more than 12,500 driven, resourceful people.

www.brp.com

@BRPnews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Alumacraft, Manitou, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager, Investor Relations
Tel.: 514.732.7092	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com